Giovanni Caruso Partner 345 Park Avenue	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
New York, NY 10154	gcaruso@loeb.com

VIA EDGAR

January 2, 2025

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Stacie Gorman
Dorrie Yale Peter McPhun Kristina Marrone

Re:

NewHold Investment Corp. III

Draft Registration Statement on Form S-1

Submitted November 5, 2024

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted December 5, 2024

CIK No.: 0002043699

Dear Ms. Gorman:

On behalf of our client, NewHold Investment Corp. III, a Cayman Islands exempted company (the “Company”), we hereby respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-1 submitted on December 5, 2024 (the “Draft Registration Statement”) contained in the Staff’s letter dated December 19, 2024 (the “Comment Letter”). Concurrently with the submission of this letter, the Company is publicly filing the Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the Staff of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Comment Letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Cover Page

1.	We note your revised disclosure referencing a 30-day cure period for any applicable extension payment. Please revise as appropriate to explain the purpose of this cure period.

Response: The Company has revised the disclosure on the cover page and on pages 32, 104, and 171 of the Registration Statement to remove the reference to the 30-day cure period as the Company does not have the option to make additional payments to the trust account to extend the time needed to complete a business combination.

2.

We acknowledge your revised disclosures in response to prior comment 1. Please also revise to add disclosure regarding the compensation to management through grants of membership interests in your sponsor to your management, as you disclose elsewhere in your prospectus, as well as any conflicts of interest that may arise from such ownership.

Response: The Company has revised the disclosure on the cover page of the Registration Statement in accordance with the Staff’s comment.

Summary

Founder Shares, page 25

3.

We note your response to prior comment 6 of our letter. However, as previously stated, please revise to disclose whether your sponsor, officers and directors have agreed to vote private shares in favor of the initial business combination. Please also revise, here and elsewhere as appropriate, to clarify whether they have waived rights to liquidating distributions for private shares.

Response: The Company has revised the disclosure throughout the Registration Statement to reflect that the Company’s sponsor, officers and directors have agreed to vote private shares in favor of the initial business combination waived rights to liquidating distributions for private shares.

Risk Factors, page 54

4.

We note your response to comment 3 of our letter and also note your response indicates that you revised page 92. However, we were not able to locate your revision. Please revise to add risk factor disclosure to describe the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject you to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax. We also note that your revised cover page disclosure now indicates that you do not intend to use the trust account proceeds and interest earned thereon to pay any taxes, which conflicts with disclosures elsewhere in your prospectus. Please revise to address this inconsistency.

Response: The Company has revised the disclosure on page 92 of the Registration Statement to include the risk factor that was inadvertently omitted from the previous filing.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc:	Kevin Charlton

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